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October 24, 2005
www.cooley.com

VIA FACSIMILE AND EDGAR

Sasha Parikh

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Kosan Biosciences Incorporated

Form 10-K for Fiscal Year Ended December 31, 2004 (the “Form 10-K”)

Filed March 16, 2005

File Number 000-31633

Dear Ms. Parikh:

On behalf of our client, Kosan Biosciences Incorporated (the “Company” or “Kosan”), in response to our discussions on October 4, 2005, October 11, 2005 and October 20, 2005 related to a comment received from the staff of the Commission (the “Staff”) by letter dated August 24, 2005 with respect to the Form 10-K, following is a revised table summarizing the current status and the costs incurred during (i) each period presented and (ii) from inception to date, in each case for the Company’s major research and development projects.

	Related R&D expenses Years ended December 31,			Related R&D expenses for the nine months ended September 30,		Inception - September 30, 2005
Development program	2004	2003	2002	2005	2004
Clinical development:
Epothilones	$12,101	$14,038	$8,848	$7,840	$9,500	$46,212

Hsp90 inhibitors	5,432	—	—	7,054	3,269	12,486

Total clinical development	17,533	14,038	8,848	14,894	12,769	58,698

Research and preclinical:
Epothilones	4,655	5,032	2,112	310	4,520	24,770

Hsp90 inhibitors	—	3,828	3,183	366	—	7,940

Other(1)	17,987	13,891	14,235	12,891	13,342	101,529

Total research and preclinical	22,642	22,751	19,530	13,567	17,862	134,239

Total research and development	$40,175	$36,789	$28,378	$28,461	$30,631	$192,937

(1)	Other” constitutes internal research and development costs for our early stage product candidates in the areas of gastrointestinal motility, infectious disease, cancer and technology development. For the years ended December 31, 2004, 2003 and 2002, “Other” expenses consisted primarily of allocated personnel-related expenses of approximately $8.1 million, $5.7 million and $6.8 million, allocated facility-related expenses of approximately $5.4 million, $3.8 million and $3.5 million and allocated lab consumables of approximately $1.4 million, $1.0 million and $905,000, respectively. During the nine months ended September 30, 2005 and 2004, “Other” expenses consisted primarily of allocated personnel-related expenses of approximately $6.1 million and $5.9 million, allocated facility-related expenses of approximately $4.1 million and $4.0 million and allocated lab consumables of $865,000 and $1.0 million, respectively. During the period from inception through September 30, 2005, “Other” expenses consisted primarily of allocated personnel-related expenses of approximately $51.5 million, allocated facility-related expenses of approximately $25.1 million and allocated lab consumables of $7.5 million.

October 24, 2005

Page Two

We would appreciate confirmation that inclusion of this table and the following new disclosure in the Company’s Quarterly Report on Form 10-Q for quarter ended September 30, 2005, and as appropriately updated in future Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K, will address the comment received from the Staff and related discussions.

New Disclosure:

The Company is unable to estimate the nature, timing or costs to complete its major research and development projects, or when material net cash inflows to the Company could be expected to commence, if ever, due to the numerous risks and uncertainties associated with developing pharmaceutical products. These risks and uncertainties include those discussed in this report under the heading “Risk Factors That May Affect Results of Operations and Financial Condition”.

The Company would also continue to include a summary the current development phase of each of the Company’s most advanced product candidates, when the current phase was initiated and the typical duration of each phase of development, substantially as currently presented in the Company’s Form 10-K.

***

Please advise us if we can provide any further information or assistance to facilitate your review. Please continue to direct any further comments or questions regarding this matter to me at (650) 843-5180.

Sincerely,

Cooley Godward LLP

/s/ Suzanne Sawochka Hooper
By:	Suzanne Sawochka Hooper, Partner

cc:	Susan M. Kanaya